Fortress Underwriting Syndicate Members

Goldman, Sachs & Co.
Lehman Brothers Inc.
Banc of America Securities LLC
Citigroup Global Markets, Inc.
Deutsche Bank Securities
Bear Stearns & Co. Inc.
Lazard Capital Markets
Merrill Lynch & Co.
Morgan Stanley
Wells Fargo Securities